Exhibit 4

PROTOCOL OF MERGER AND INSTRUMENT OF JUSTIFICATION (PROTOCOLO E JUSTIFICAÇÃO DA INCORPORAÇÃO) OF TELEMAR PARTICIPAÇÕES S.A. INTO OI S.A.

TELEMAR PARTICIPAÇÕES S.A., a publicly-held company, headquartered at Praia de Botafogo, No. 300, 11th floor, suite 1101 (part), Botafogo, in the city and State of Rio de Janeiro, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 02.107.946/0001-87, herein represented by its duly authorized representative (“TmarPart”); and

OI S.A., a publicly-held company, headquartered in the city and State of Rio de Janeiro, at Rua do Lavradio, No. 71, 2nd floor, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 76.535.764/0001-43, herein represented by its duly authorized representative (“Oi”);

Management of Oi; and

Management of TmarPart.

TmarPart, Oi, Management of Oi, and Management of TmarPart, together, simply referred to as “Parties”;

WHEREAS:

(i)	on October 2, 2013, Oi disclosed a Material Fact announcing that Oi, Pharol, SGPS, S.A. (“Pharol,” new corporate name of Portugal Telecom, SGPS, S.A.), AG Telecom Participações S.A. (“AG”), PASA Participações S.A. (“PASA”), LF Tel S.A. (“LF”), EDSP75 Participações S.A. (“EDSP75”), and Bratel Brasil S.A. (“Bratel Brasil”), as well as some shareholders of Pharol, namely, Avistar, SGPS, S.A., and Nivalis Holding B.V., entered into a memorandum of understanding to set forth the basis and principles governing the negotiation of a potential transaction involving Pharol, Oi, and some of their controlling shareholders to form a company that would combine the shareholders of Oi, Pharol, and TmarPart, as well as the activities and businesses developed by Oi in Brazil and by Pharol in Portugal and Africa, consolidating an industrial alliance between Oi and Pharol that began in 2010 and has been developing ever since. It would expedite the development of Oi in Brazil, leverage and boost the innovation capacity of Pharol, and consolidate the value of synergies (“Transaction”);

(ii)	on February 20, 2014, Oi disclosed a Material Fact announcing that it entered into a number of final agreements in connection with the steps required to implement the Transaction, which, as approved, would encompass a number of steps (“Original Steps”), including: (i) the contribution of a portion of the interest held by Andrade Gutierrez S.A. (“AG S.A.”) and Jereissati Telecom S.A. (“Jereissati Telecom”) in PASA and EDSP75, respectively, to special purpose entities called Venus RJ Participações S.A. (“Venus”) and Sayed RJ Participações S.A. (“Sayed”); (ii) the issuance of convertible debentures by Venus, Sayed, EDSP75, PASA, AG, LF, and TmarPart in the amount required to pay its indebtedness; (iii) a capital increase of Oi, through a public offering of shares; (iv) the payment of convertible debentures and settlement of the indebtedness of the holding companies; (v) the spin-off of EDSP75, PASA, LF, and AG in order to segregate their interest in CTX Participações S.A. and Contax Participações S.A., which would be transferred and merged into new companies incorporated for that purpose, and the exchange of shares of these new companies for shares of PASA and EDSP75 among Bratel Brasil, AG S.A., and Jereissati Telecom; (vi) the conversion of debentures into shares; (vii) the corporate reorganization of AG, LF, EDSP 75, PASA, Bratel Brasil, and TmarPart in order to segregate the assets that are not related to their respective direct and indirect interest in Oi, allowing AG, LF, Bratel Brasil, and TmarPart not to have assets or liabilities (or have cash equivalents to meet any accounts payable), except for their direct and indirect interest in the capital stock of Oi; (viii) the merger of shares of Oi into TmarPart (“Merger of Shares”); and (ix) the merger of Pharol into TmarPart;

(iii)	among the Original Steps, those described in items (i) to (vi) above were completed;

(iv)	on March 26, 2015, Oi disclosed a Material Fact announcing that, as a result of current obstacles to the filing of the Registration Statement required to list the shares of TmarPart with the Securities and Exchange Commission (“SEC”) that would allow the previously announced Merger of Shares, the management of Oi analyzed and proposed to TmarPart and its shareholders structures that would allow them, among others, to: (i) anticipate a number of rights to which the shareholders of Oi would be entitled to once shares migrated to Novo Mercado; (ii) adopt improved corporate governance standards, including anticipate the election of a new Board of Directors of TmarPart at Oi; (iii) ensure that voting rights are widely held and that there is no single controlling shareholders; and (iv) merge controlled companies to simplify the ownership structure of Oi, allowing them to benefit from financial synergies;

(v)	on March 31, 2015, Oi disclosed a Material Fact announcing that, in a previous meeting (reunião prévia) of shareholders of TmarPart, held on March 31, 2015, in accordance with its Shareholders’ Agreement, the managements of TmarPart and Oi were authorized, as applicable, to begin taking the necessary steps to anticipate the main objectives of the Transaction. The alternative share structure that was approved involves, among others: (a) a proposal of voluntary exchange of preferred shares of Oi for common shares at the option of the preferred shareholder at an exchange ratio of 0.9211 common share for each preferred share issued by Oi, as previously published for the merger of shares of Oi into TmarPart and as used in the pricing of shares issued by Oi in the Public Offering held on April 28, 2014; (b) the adoption of new bylaws, reflecting the adoption of improved corporate governance standards at Oi; and (c) the corporate ownership simplification of Oi, upon termination of the controlling ownership through the merger of companies that hold direct or indirect interest in Oi, including the following corporate reorganization transactions to be voted in general shareholders’ meetings held on the same date, and prior to the measures described in items (a) and (b) above: the mergers of (i) LF Tel into EDSP75; (ii) AG into PASA; (iii) EDSP75 and PASA into Bratel Brasil; (iv) Valverde Participações S.A. (“Valverde”) into TmarPart; (v) Venus, Sayed, and PTB 2 S.A. (“PTB2”) into Bratel Brasil; (vi) Bratel Brasil into TmarPart; and (vii) TmarPart into Oi (“Corporate Ownership Simplification”);

(vi)	transactions conducted under the Corporate Ownership Simplification will not directly or indirectly dilute the equity interest of the other shareholders of companies that hold interest in the capital stock of Oi because the exchange ratios were set forth exclusively based on the percentages of direct and indirect interest held by them in the capital stock of Oi. Moreover, the company that will be merged into Oi will not have significant assets or liabilities (or will have cash equivalents to fully settle its indebtedness), except for any goodwill recorded in connection with its investments. Any goodwill or other assets recorded at companies whose ownership will be simplified will be transferred to Oi, in favor of all shareholders of Oi, and will not be taken into account to define the exchange ratio;

(vii)	prior to the implementation of this merger, the following steps of the Corporate Ownership Simplification will have been conducted: the mergers of (i) LF Tel into EDSP75; (ii) AG into PASA; (iii) EDSP75 and PASA into Bratel Brasil; (iv) Valverde into TmarPart; (v) Venus, Sayed, and PTB2 into Bratel Brasil; and (vi) Bratel Brasil into TmarPart;

(viii)	immediately prior to this merger, having taken into account the effects of the mergers of LF Tel into EDSP75; AG into PASA; EDSP75 and PASA into

Bratel Brasil; Valverde into TmarPart; Venus, Sayed, and PTB2 into Bratel Brasil; and Bratel Brasil into TmarPart, TmarPart will hold 32,691,777 common shares and 37,335,912 preferred shares issued by Oi, corresponding to an interest of 14.20% and 10.00%, respectively, in the voting and total capital stock of Oi, taking into account only outstanding shares; and

(ix)	the merger transaction described herein is one of the steps required to implement the Corporate Ownership Simplification, which in turn represents one of the preliminary steps required to implement the Transaction. Completion of the Transaction, including this merger, is subject to the conditions described herein and other conditions set forth in the other Transaction documents;

NOW THEREFORE, the Parties hereto agree to enter into this Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Merger), pursuant to Articles 224, 225, and 227 of Law No. 6.404/76 (“Brazilian Corporation Law”), as follows.

CLAUSE 1 – PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of the merger of TmarPart into Oi, with the transfer of all shareholders’ equity of TmarPart, substantially formed by its investment in Oi, to Oi, which shall be the surviving company, succeeding TmarPart in all its assets, rights and obligations, uninterruptedly, and TmarPart shall be terminated, pursuant to Article 227 of Brazilian Corporation Law (Lei das S.A.) (“Merger”).

1.2. Merger Justification. The Merger is one of the steps of the Corporate Ownership Simplification, which in turn represents one of the preliminary steps required to implement a temporary structure to complete the Transaction, as agreed on March 31, 2015, intended to: (i) anticipate a number of rights that the shareholders of Oi would be entitled to once shares migrate to Novo Mercado; (ii) adopt improved corporate governance standards, including the early election of the Board of Directors of TmarPart at Oi; (iii) ensure that voting rights are widely held and that there is no single controlling shareholders; and (iv) merge controlled companies to simplify the ownership structure of Oi and provide financial synergies.

CLAUSE 2 – NUMBER, TYPE, AND CLASS OF SHARES TO BE ATTRIBUTED TO THE SHAREHOLDERS OF TMARPART

2.1. Number, Type, and Class of Shares to be Attributed. As a result of the Merger, shares issued by Oi and held by TmarPart will be cancelled and replaced by new shares issued by Oi in equal number and of the same type. Each share issued by TmarPart shall be replaced by 0.00197105 new registered common share, without par value issued by Oi, and by 0.0022510538 new registered preferred share, without par value issued by Oi. Shareholders of TmarPart shall receive shares issued by Oi under the Merger based on their stake in the capital stock of TmarPart, corresponding to the number of common and preferred shares issued by Oi and held by TmarPart immediately prior to the Merger. The Merger shall not dilute the equity interest of shareholders of Oi.

2.2. Fractional Shares. Taking into account that the number of shares of Oi will not change, the Merger will not create fractional share.

CLAUSE 3 – DISSENTER’S RIGHT OF SHAREHOLDERS OF TMARPART

3.1 Dissenter’s Right of Shareholders of TmarPart. Pursuant to Article 137 of Brazilian Corporation Law, shareholders of TmarPart that do not approve the Merger, whether by dissention, abstention, or failure to attend the relevant meeting, shall be entitled to withdraw from the Company within the 30 days following the date of publication of the minutes of the general shareholders’ meeting that approves the Merger, upon the reimbursement of their shares. Without prejudice to the above provision, no dissenter’s right is expected to be exercised by any shareholder of TmarPart.

3.2. No Dissenter’s Right of Shareholders of Oi. The shareholders of Oi shall not be entitled to dissenter’s rights as a result of the Merger.

CLAUSE 4 – TMARPART APPRAISAL AND TREATMENT OF CHANGES IN EQUITY AFTER THE BASE DATE

4.1. Appraisal Firm. The Parties engaged Apsis Consultoria e Avaliações Ltda., headquartered at Rua da Assembleia, No. 35, 12th floor, in the city and State of Rio de Janeiro, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 08.681.365/0001-30 (“Appraisal Firm”), to prepare an appraisal report in order to determine the value of the shareholders’ equity of TmarPart to be merged into the shareholders’ equity of Oi, which report is attached hereto as Exhibit I (“Appraisal Report”).

4.2. Ratification of the Engagement of the Appraisal Firm. The general shareholders’ meeting of TmarPart and the general shareholders’ meeting of Oi shall ratify the appointment and engagement of the Appraisal Firm to prepare the Appraisal Report.

4.3. Representation of the Appraisal Firm. Pursuant to applicable law, the Appraisal Firm represented that: (i) it is not the direct or indirect holder of any securities or derivatives on securities issued by the Parties; (ii) it has no conflict of interest that diminishes the independency required to perform its role; and (iii) it has not been restricted to perform the required works by any of the Parties, their controlling entities and/or managements.

4.4. Appraisal Criteria. The Appraisal Firm adopted the book value criteria on the Base Date (as defined below) to appraise the shareholders’ equity of TmarPart to be merged into Oi.

4.5. Attributed Value. In accordance with the Appraisal Report, the shareholders’ equity of TmarPart amounts to R$485,253,783.09.

4.6. Base Date. The base date for the Merger is December 31, 2014 (“Base Date”).

4.7. Financial Statements. The Merger documents were prepared based on financial statements on the Base Date.

4.8. Changes in Shareholders’ Equity. Changes in the shareholders’ equity of TmarPart taking place after the Base Date shall be recorded directly by Oi in the appropriate accounting as Retained Earnings/Accumulated Losses. The Parties agree that TmarPart shall not, on the Merger date, have significant assets or liabilities (or shall have cash or cash equivalents enough to fully settle its indebtedness), except for shares issued by Oi held by it and any goodwill recorded in connection with its investments or received under the Corporate Ownership Simplification.

4.9. Appraisal of the Shareholders’ Equity of Oi and TmarPart at Market Value. Although at the time of the Merger TmarPart no longer controls Oi, in accordance with Clause 6.3, Apsis Consultoria e Avaliações Ltda., headquartered at Rua da Assembleia, No. 35, 12th floor, in the city and State of Rio de Janeiro, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 08.681.365/0001-30 (“Appraisal Firm”) appraised the shareholders’ equity of Oi and TmarPart at market value on the Base Date (as defined above) (“Appraisal Report of Shareholders’ Equity at Market Value”), pursuant to Article 264 of Brazilian Corporation Law, in accordance with Exhibit II, and reached, exclusively for purposes of Article 264, an exchange ratio of 0.00977223 share issued by Oi for each share issued by TmarPart.

CLAUSE 5 – SHARES ISSUED BY ONE COMPANY AND HELD BY ANOTHER AND TREASURY SHARES

5.1. Treatment of Shares Issued by Oi and Held by TmarPart. Shares issued by Oi and held by TmarPart shall be cancelled as a result of the Merger. Upon approval of the Merger, all shares issued by TmarPart shall be cancelled, including treasury shares. Oi does not hold shares issued by TmarPart.

CLAUSE 6 – NO INCREASE IN THE CAPITAL STOCK OF OI AS A RESULT OF THE TMARPART MERGER

6.1. No Increase in the Capital Stock of Oi. The Merger shall not increase the capital stock of Oi, taking into account that positive net assets transferred from the shareholders’ equity of TmarPart to Oi shall be allocated to the capital reserve and, in the applicable amount, to the special goodwill reserve. Shares issued by TmarPart shall be cancelled and the shareholders of TmarPart shall receive 32,691,777 new common shares and 37,335,912 new preferred shares issued by Oi, in the same number of shares held by TmarPart immediately prior to the Merger.

6.2. Allocation of the Net Book Value of TmarPart. The net book value of TmarPart on the Base Date to be merged into Oi is R$122,411,986.41, in accordance with the Appraisal Report, which amount shall be allocated to the capital reserve.

6.3. Accounting Treatment of the Investment of TmarPart in Oi. The Termination Terms of Shareholders of TmarPart, entered into on July 22, 2015 by all shareholders who are a party to the shareholders’ agreements of TmarPart, will take effect before the General Shareholders’ Meetings of Oi and TmarPart that will discuss and vote the Merger. Accordingly, TmarPart shall record its investment in Oi at fair value to reflect the loss of control. Moreover, the surplus value on the assets of Oi shall be written off in the accounting records of TmarPart before the approval of this Merger, without prejudice to the maintenance of goodwill derived from the acquisition of interest in Bratel Brasil, AG, LF, and TmarPart, under the Corporate Ownership Simplification, pursuant to Article 20, paragraph 2, ‘b’, of Decree (Decreto-Lei) No. 1.598/77, as read before the amendment by Law No. 12.973/14, and Article 7, III, and Article 65 of Law No. 9.532/97.

CLAUSE 7 – TYPES OF SHARES TO BE DELIVERED TO THE SHAREHOLDERS OF TMARPART

7.1. Shares to be Delivered to the Shareholders of TmarPart under the Merger. Shareholders of TmarPart shall receive, based on their shareholding in the capital stock of TmarPart, 32,691,777 new common shares and 37,335,912 new preferred shares issued by Oi, in the same number of shares held by TmarPart immediately prior to the Merger. Shares issued by Oi to be transferred to the shareholders of TmarPart shall entitle the same rights entitled by the other shares issued by Oi, including full payment of dividends and/or interest on shareholders’ equity that may be declared by Oi as of the date of completion of this Merger.

CLAUSE 8 – NO AMENDMENT TO THE BYLAWS OF OI

8.1. No Amendment to the Bylaws of Oi. The Merger shall not result in an increase in the capital stock of Oi, issuance of new shares by Oi, or amendment to the bylaws of Oi.

CLAUSE 9 – APPROVAL BY GENERAL SHAREHOLDERS’ MEETINGS OF THE PARTIES

9.1. Extraordinary General Shareholders’ Meeting of TmarPart. An extraordinary general shareholders’ meeting of TmarPart shall be held to discuss, vote, and approve, among others: (i) the Protocol of Merger and Instrument of Justification (Protocolo e Justificação); (ii) the ratification of the appointment and engagement of an Appraisal Firm to prepare the Appraisal Report and the Appraisal Report of Shareholders’ Equity at Market Value; (iii) the Appraisal Report and the Appraisal Report of Shareholders’ Equity at Market Value; (iv) the Merger pursuant to the terms and conditions included in this Protocol of Merger and Justification Instrument (Protocolo e Justificação); and (v) the performance of acts required to implement the Merger by the management.

9.2 Extraordinary General Shareholders’ Meeting of Oi. An extraordinary general shareholders’ meeting of Oi shall be held to discuss, vote, and approve, among others: (i) the Protocol of Merger and Instrument of Justification (Protocolo e Justificação); (ii) the ratification of the appointment and engagement of an Appraisal Firm to prepare the Appraisal Report and the Appraisal Report of Shareholders’ Equity at Market Value; (iii) the Appraisal Report and the Appraisal Report of Shareholders’ Equity at Market Value; (iv) the Merger pursuant to the terms and conditions included in the Protocol of Merger and Justification Instrument (Protocolo e Justificação); and (v) the performance of acts required to give effect to the Merger by the management.

CLAUSE 10 – MISCELLANEOUS

10.1. Termination of TmarPart. Once the Merger has been performed, TmarPart shall be terminated and all its assets, rights, properties, obligations, and responsibilities shall be merged into Oi.

10.2. Prior Consent. The Corporate Ownership Simplification, including the Merger, is under analysis by the Brazilian Telecommunications Regulatory Agency (Agência Nacional de Telecomunicações) (“ANATEL”). Accordingly, the call of the general shareholders’ meetings of the companies involved are subject to the prior consent of ANATEL.

10.3. Joint and Inseparable Transactions. All steps of the alternative structure are contingent to each other. Accordingly, the approval and implementation of the Merger are contingent upon the approval and implementation of all the other steps of the alternative structure on the same date, together with and inseparably, as follows:

(i) the Corporate Ownership Simplification, whose corporate reorganization transactions are in turn contingent to each other. Accordingly, the approval of each act under the Corporate Ownership Simplification is contingent upon the approval of all the other acts on the same date, together with and inseparably;

(ii) the adoption of new bylaws of Oi, as disclosed by Oi in the Material Fact released on March 31, 2015;

(iii) the adoption of improved corporate governance by Oi, with the approval of the Internal Regulations of the Board of Directors and Fiscal Council of Oi, and the Internal Regulations of the Risk and Contingency Committee; Corporate Governance and Finance Committee; Engineering, Technology, and Network Committee; and People, Nominations, and Compensation Committee of Oi;

(iv) the election of new members of the Board of Directors of Oi, as disclosed by Oi in the Material Fact released on March 31, 2015 and in the Notice to the Market released on April 15, 2015, in accordance with the changes made until this date, with a term of office lasting until the General Shareholders’ Meeting that approves the financial statements for the year ended December 31, 2017.

10.3.1 In the event all steps of the Alternative Structure are not implemented by October 31, 2015, this Protocol of Merger and Justification Instrument (Protocolo e Justificação) shall be automatically terminated by operation of law, regardless of any notice from one Party to another, becoming automatically void.

10.4. Ordinary Course of Business. The Parties acknowledge that, as of the date of execution hereof until the date of the Merger or until the date mentioned in Clause 10.3.1, whichever occurs first, (1) they shall exercise their respective voting rights at meetings of the board of directors of TmarPart and Oi in order to approve the implementation of all steps of the alternative structure listed in Clause 10.2 hereof, as well as they shall not perform any act nor fail to perform any act that prevents the implementation of the Alternative Structure; (2) Oi and TmarPart shall remain in the ordinary course of business and refrain from taking any measure or performing any act that affects or restricts the effects or reach of this Protocol of Merger and Justification Instrument (Protocolo e Justificação) and of the transactions provided by it; and (3) the members of the Board of Directors of Oi and TmarPart shall comply with the schedule of meetings of their respective Boards of Directors, to be held in July and August of 2015, as well as with the relevant agendas, as approved in Meetings of the Board of Directors of Oi and TmarPart held on July 22, 2015.

10.5. Audited Financial Statements of Oi and TmarPart. Pursuant to Article 12 of CVM Instruction 319/99, the financial statements of Oi and TmarPart used for purposes of the Merger were audited by KPMG Auditores Independentes.

10.6. Documents Available to Shareholders. All documents mentioned herein, in addition to all other documents already made available, shall be made available to the shareholders of Oi and TmarPart, pursuant to applicable law and regulations, and may be examined at: Rua do Lavradio, No. 71, 2nd floor, in the city of Rio de Janeiro, State of Rio de Janeiro. Documents will also be available at the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br), and at Oi’s Investor Relations website (http://ri.oi.com.br).

10.7. Severability. In the event any clause, provision, term or condition hereof becomes invalid, the other clauses, provisions, terms and conditions not affected by it shall remain valid.

10.8. Jurisdiction. The Parties choose the jurisdiction of the Central Judicial District of the Capital of the State of Rio de Janeiro to settle any issues arising out of this Protocol of Merger and Justification Instrument (Protocolo e Justificação de Incorporação), waiving any other as privileged as it may be.

IN WITNESS WHEREOF, the Parties have executed this Protocol of Merger and Justification Instrument (Protocolo e Justificação de Incorporação) in four (4) counterparts of equal contents and form, in the presence of two witnesses identified below.

Rio de Janeiro, July 22, 2015.

PROTOCOL OF MERGER AND JUSTIFICATION INSTRUMENT (PROTOCOLO E JUSTIFICAÇÃO DE INCORPORAÇÃO) OF TELEMAR PARTICIPAÇÕES S.A. INTO OI S.A. ENTERED INTO ON JULY 22, 2015.

SIGNATURE PAGE 1/4

TELEMAR PARTICIPAÇÕES S.A.

Name:	Name:
Title:	Title:

PROTOCOL OF MERGER AND JUSTIFICATION INSTRUMENT (PROTOCOLO E JUSTIFICAÇÃO DE MERGER) OF TELEMAR PARTICIPAÇÕES S.A. INTO OI S.A. ENTERED INTO ON JULY 22, 2015.

SIGNATURE PAGE 2/4

OI S.A.

Name:	Name:
Title:	Title:

PROTOCOL OF MERGER AND JUSTIFICATION INSTRUMENT (PROTOCOLO E JUSTIFICAÇÃO DE MERGER) OF TELEMAR PARTICIPAÇÕES S.A. INTO OI S.A. ENTERED INTO ON JULY 22, 2015.

SIGNATURE PAGE 3/4

MANAGEMENT OF TELEMAR PARTICIPAÇÕES S.A.

José Augusto da Gama Figueira	Fernando Magalhães Portella

José Mauro M. Carneiro da Cunha	Shakhaf Wine (alternate.)

Alexandre Jereissati Legey (alternate.)	Bruno Gonçalves Siqueira (alternate.)

Rafael Cardoso Cordeiro (alternate.)	Fernando Marques dos Santos

Reinaldo Soares de Camargo	Diego Hernandes

Maria das Graças Conceição Machado Costa

PROTOCOL OF MERGER AND JUSTIFICATION INSTRUMENT (PROTOCOLO E JUSTIFICAÇÃO DE INCORPORAÇÃO) OF TELEMAR PARTICIPAÇÕES S.A. INTO OI S.A. ENTERED INTO ON JULY 22, 2015.

SIGNATURE PAGE 4/4

MANAGEMENT OI S.A.

José Mauro M. Carneiro da Cunha Fernando Magalhães Portella	Shakhaf Wine (alternate) Pedro Guimarães e Melo de O. Guterres (alternate)

Alexandre Jereissati Legey Armando Galhardo N. Guerra Junior	Rafael Cardoso Cordeiro Cristiano Yazbek Pereira

José Valdir Ribeiro dos Reis	Fernando Marques dos Santos

Bruno Gonçalves Siqueira (alternate)	Henrique Jäger

Witnesses:

Name:	Name:
RG:	RG:

Exhibit I

Appraisal Report of TmarPart

(See document attached hereto, including 27 pages)

Exhibit II

Appraisal Report of Shareholders’ Equity at Market Value

(See document attached hereto, including 197 pages)